Prospectus Supplement

(To Prospectus Dated November 20, 2000)

36,000,000 Shares

NiSource Inc.

Common Stock

          Our common stock is listed on The New York Stock Exchange under the trading symbol “NI.” The last reported sale price on November 6, 2002 was $18.30 per share.

      Investing in our common stock involves risks. See “Risk Factors” on page S-6.

	Per Share	Total

Offering Price	$18.30	$658,800,000

Discounts and Commissions to Underwriters	$0.549	$19,764,000

Offering Proceeds to NiSource	$17.751	$639,036,000

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

      NiSource has granted the underwriters the right to purchase up to an additional 5,400,000 shares of common stock to cover any over-allotments. The underwriters can exercise this right at any time within 30 days after the offering. The underwriters expect to deliver the shares of common stock to investors on or about November 13, 2002.

Joint Book-Running Managers

Banc of America Securities LLC	Credit Suisse First Boston

Dresdner Kleinwort Wasserstein	Salomon Smith Barney

TD Securities	Wachovia Securities

November 6, 2002.

The Energy Corridor

          This document is in two parts. The first is this prospectus supplement, which describes the specific terms of this common stock offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering.

      If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

About this Prospectus	1

Where You Can Find More Information	1

Forward-Looking Statements	3

NiSource Inc.	4

NiSource Finance Corp.	6

Use of Proceeds	6

Ratios of Earnings to Fixed Charges	7

Description of Capital Stock	8

Description of the Debt Securities	11

Plan of Distribution	21

Legal Opinions	22

Experts	22

INCORPORATION BY REFERENCE

      The SEC allows us to “incorporate by reference” information into this prospectus and prospectus supplement. This means that we can disclose important information to you by referring you to another document that NiSource has filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus and prospectus supplement. Information that NiSource files with the SEC after the date of this prospectus supplement will automatically modify and supersede the information included or incorporated by reference in this prospectus and prospectus supplement to the extent that the subsequently filed information modifies or supersedes the existing information. We incorporate by reference

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed February 22, 2002;

•	our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2002 and June 30, 2002;

•	our Current Reports on Form 8-K filed May 21, 2002 and November 1, 2002; and

•	any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities offered by the prospectus supplement.

      You may request a copy of any of these filings at no cost by writing to or telephoning us at the following address and telephone number: Gary W. Pottorff, NiSource Inc., 801 East 86th Avenue, Merrillville, Indiana 46410, telephone: (877) 647-5990.

SUMMARY

      This summary highlights certain information appearing elsewhere in this document. This summary is not complete and does not contain all of the information that you should consider before purchasing the common stock. You should carefully read the “Risk Factors” section beginning on page S-6 of this prospectus supplement to determine whether an investment in our common stock is appropriate for you. Unless the context requires otherwise, references to “we,” “us” or “our” refer collectively to NiSource and its subsidiaries.

NiSource

Overview

      NiSource is a super-regional energy holding company that provides natural gas, electricity and other products and services to 3.6 million customers located within the energy corridor that runs from the Gulf Coast through the Midwest to New England.

      We are the largest regulated natural gas distribution company, as measured by number of customers, operating east of the Rockies. Our principal subsidiaries include the Columbia Energy Group, a vertically-integrated natural gas distribution, transmission and storage holding company whose subsidiaries provide service to customers in the Midwest, the Mid-Atlantic and the Northeast; Northern Indiana Public Service Company, a vertically-integrated natural gas and electric company providing service to customers in northern Indiana; and Bay State Gas Company, a natural gas distribution company serving customers in New England. We derive substantially all our revenues and earnings from the operating results of our subsidiaries. Our primary businesses are:

•	gas distribution;

•	gas transmission and storage; and

•	electric operations.

      As discussed in “Recent Developments” below, we recently announced our intention to sell the operations of our exploration and production segment.

Strategy

      We are focused on utilizing our core regulated gas and electric businesses to serve customers throughout the energy-intensive corridor that extends from the supply areas in the Gulf Coast through the consumption centers in the Midwest, Mid-Atlantic and Northeast. This corridor is home to 30% of the nation’s population and 40% of its energy consumption. The acquisition of Columbia Energy Group in November 2000 furthered this strategy by combining NiSource’s natural gas distribution assets in Indiana and New England with Columbia’s natural gas distribution and storage assets in Ohio and the Mid-Atlantic and Columbia’s interstate transmission assets. We are committed to maximizing our efficiency in our core regulated operations without compromising customer service and safety.

Gas Distribution

      We are the nation’s second largest regulated gas distribution company based on volume of gas sales, with on average over 2.3 billion cubic feet per day. Through our wholly-owned subsidiary, Columbia Energy Group, we own five distribution subsidiaries that provide natural gas under the Columbia Gas name to approximately 2.1 million residential, commercial and industrial customers in Ohio, Pennsylvania, Virginia, Kentucky and Maryland. We also distribute natural gas to approximately 765,000 customers in northern Indiana through three subsidiaries: Northern Indiana Public Service Company, Kokomo Gas and Fuel Company and Northern Indiana Fuel and Light Company, Inc. Additionally, our subsidiaries Bay State Gas Company and Northern Utilities, Inc. distribute natural gas to more than 327,000 customers in the areas of Brockton, Lawrence and Springfield, Massachusetts, Lewiston and Portland, Maine, and Portsmouth, New Hampshire.

Gas Transmission and Storage

      Our gas and transmission storage subsidiaries own and operate an interstate pipeline network of approximately 16,130 miles extending from offshore in the Gulf of Mexico to Lake Erie, New York and the eastern seaboard. Together, the companies serve customers in 17 northeastern, mid-Atlantic, midwestern and southern states, as well as the District of Columbia. In addition, Columbia Gas Transmission Corporation operates one of the nation’s largest underground natural gas storage systems, capable of storing approximately 670 billion cubic feet of natural gas.

      Columbia Gas Transmission is also participating in the proposed 442-mile Millennium Pipeline Project. As proposed, the project will transport approximately 700 billion cubic feet of natural gas per day from the Lake Erie region to markets in New York and the northeast United States. The Federal Energy Regulatory Commission recently issued a certificate authorizing construction and operation of the pipeline.

Electric Operations

      We generate and distribute electricity to the public through our subsidiary Northern Indiana Public Service Company. Northern Indiana provides electric service to approximately 434,000 customers in 21 counties in the northern part of Indiana. Northern Indiana owns and operates three coal-fired electric generating stations with a net capacity of 2,694 megawatts, three gas fired combustion turbine generating units with a net capacity of 186 megawatts and two hydroelectric generating plants with a net capacity of 10 megawatts, for a total system net capacity of 2,890 megawatts. Northern Indiana is interconnected with five neighboring electric utilities. During the year ended December 31, 2001, Northern Indiana generated 93.2% and purchased 6.8% of its electric requirements.

Other Operations

      We provide energy-related services including gas marketing, electric transmission, bulk power and power trading, and participate in the development of merchant power projects. Through our subsidiary EnergyUSA-TPC Corp., we provide natural gas sales to industrial and commercial customers and engage in natural gas marketing activities. Through our subsidiary, Primary Energy, Inc., we develop, build, own, operate and manage industrial based energy projects. Primary Energy develops on-site, industrial-based energy solutions for large complexes having multiple energy flows, such as electricity, steam, by-product fuels or heated water. We participate in real estate, telecommunications and other businesses. We have built a fiber optics network for voice and data communication along our pipeline rights-of-way between New York and Washington D.C.

Non-Core Divestitures

      On January 28, 2002, we sold the stock of SM&P Utility Resources, Inc. to The Laclede Group, Inc. for $37.9 million, recognizing an after-tax gain of $12.5 million. The net assets of SM&P were reported as assets held for sale on the consolidated balance sheets as of December 31, 2001.

      On April 30, 2002, we sold the assets of the Indianapolis Water Company and other assets of IWC Resources Corporation and its subsidiaries to the City of Indianapolis for $540 million, resulting in an after-tax gain of $7.5 million. Also in April 2002, we sold our interest in White River Environmental Partnership, an IWC investment, to the other partners for $8 million, approximating book value. At March 31, 2002 and December 31, 2001, the water utilities’ operations were reported as discontinued operations.

      On July 1, 2002, in order to scale back our energy trading portfolio, we sold our net obligations under a significant portion of our gas forward transaction portfolio, physical storage inventory and associated agreements to a third party. In accordance with the terms of the agreement, we paid $6.8 million to settle the net obligations.

      On October 11, 2002, we announced our intention to sell Columbia Energy Resources, Inc. and its subsidiaries, including Columbia Natural Resources, Inc., our natural gas exploration and production business.

THE OFFERING

Common stock offered	36,000,000

Common stock to be outstanding after the offering	243,792,000

Use of proceeds	We will use the net proceeds from the sale of common stock to repay $281.5 million of Columbia Energy Group debentures due November 28, 2002 and to repay short-term borrowings.

New York Stock Exchange symbol	NI

      The number of shares of common stock offered and to be outstanding immediately after this offering does not include:

•	shares of common stock that the underwriters have an option to purchase from us within 30 days of the date of this prospectus supplement;

•	shares issuable upon the exercise of outstanding stock options held by our employees, executive officers and directors; and

•	shares issuable upon settlement of our Corporate Premium Income Equity Securities (PIES) or our Stock Appreciation Income Linked Securities (SAILS).

RISK FACTORS

      In deciding whether to invest in our common stock, you should consider carefully the following factors that could cause our operating results and financial condition to be materially adversely affected. Although we have tried to discuss key factors, please be aware that other risks may prove to be important in the future. New risks may emerge at any time, and we cannot predict those risks or estimate the extent to which they may affect our financial performance. You should also consider the information included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, as updated by our subsequent reports on Form 10-Q and Form 8-K. Each of the risks described below could result in a decrease in the value of our common stock and your investment therein.

We have substantial indebtedness, which could adversely affect our financial condition.

      We have a significant amount of indebtedness outstanding as a result of our acquisition of Columbia Energy Group. We had total consolidated indebtedness of approximately $7.7 billion outstanding as of November 1, 2002.

      Our substantial indebtedness could have important consequences to you. For example, it could:

•	limit our ability to borrow additional funds or increase the cost of borrowing additional funds;

•	limit our ability to pay dividends at the current rate;

•	reduce the availability of cash flow from operations to fund working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

•	lead parties with whom we do business to require additional credit support, such as letters of credit, in order for us to transact such business;

•	place us at a competitive disadvantage compared to our competitors that are less leveraged;

•	result in a downgrade in our ratings; and

•	increase our vulnerability to general adverse economic and industry conditions.

      Some of our debt obligations contain financial covenants related to debt-to-capital ratios and interest coverage ratios and cross-default provisions. Our failure to comply with any of these covenants could result in an event of default which, if not cured or waived, could result in the acceleration of our outstanding debt obligations. Any such acceleration would cause a material adverse change in our financial condition.

Our strategy to improve our balance sheet is dependent on our ability to access capital markets.

      We have historically relied on commercial paper markets and fixed income capital markets as a source of liquidity for capital requirements not satisfied by the cash flow from our operations.

      In January 2002, Standard and Poor’s reaffirmed our BBB senior unsecured long-term credit rating and our A2 commercial paper rating with a negative outlook. However, on February 1, 2002, Moody’s Investor Service downgraded our senior unsecured long-term credit rating to Baa3 and our commercial paper rating to P3 with a negative outlook. As a split-rated A2/ P3 commercial paper issuer, we have had our access to the commercial paper market significantly constrained and have met our liquidity needs by using our $500 million revolving credit facility, which expires in March 2003, and our $1.25 billion dollar facility, which expires in March 2004. As of November 1, 2002, $473.0 million was available under these facilities. We expect to refinance a portion of our short-term borrowing requirements in the fixed-income capital markets.

      If we are not able to access capital at competitive rates, our ability to implement our strategy to improve our balance sheet will be adversely affected. This could result in a ratings downgrade. A further downgrade of our credit rating will further adversely affect our ability to access one or more financial markets, which could negatively affect our financial results.

Further credit ratings downgrades will increase our financing costs and the costs of maintaining certain contractual relationships.

      If our current ratings are downgraded, our borrowing costs will increase, as will the costs of maintaining certain contractual relationships. Additionally, if our ratings were to decline below investment grade, we would lose the ability to finance under certain receivables sales facilities.

      Columbia Energy Group’s current unsecured long-term credit is rated BBB by Standard & Poor’s and Baa2 by Moody’s. If either of these ratings were to decline below its current level, Columbia would be immediately required to post approximately $261 million in collateral (including letters of credit) to support an indemnity obligation relating to a forward sale of natural gas made by its exploration and production business. Posting collateral would adversely impact our liquidity. The exploration and production business is currently for sale.

We will need additional capital to refinance indebtedness that is scheduled to mature and for other working capital purposes, which we may not be able to obtain.

      After this offering, we will be required to obtain significant additional capital in 2002 and 2003 to execute our business plan, meet working capital needs and repay existing indebtedness scheduled to mature during the period. In particular, we will be required to repay, refinance or extend the following indebtedness:

•	$281.5 million of Columbia’s 6.61% Series B Debentures due November 28, 2002;

•	$300 million of NiSource’s 5 3/4% Notes due April 15, 2003;

•	$750 million of NiSource’s 7 1/2% Notes due November 15, 2003; and

•	NiSource’s $500 million 364-day credit facility expiring March 20, 2003.

      If we are unable to obtain additional capital to repay this debt, are unable to extend or renew our 364-day credit facility, are unable to remarket the securities underlying our PIES, or are unable to consummate the sale of our exploration and production segment in a timely manner, our operations could be materially adversely affected.

The terms of our settlement with the Indiana Utility Regulatory Commission will result in credits to consumers.

      On September 23, 2002, the Indiana Utility Regulatory Commission approved a settlement agreement that entitles electric customers of Northern Indiana Public Service Company to receive an amount intended to approximate $55.0 million each year in credits to their electric bills for 49 months. Northern Indiana’s electric customers, other than those on certain contract rates, will receive a credit of approximately six percent of the electric portion of their monthly Northern Indiana bill. The settlement was the result of months of negotiations among Northern Indiana, the Indiana Office of Utility Consumer Counselor, and a group of commercial and industrial customers.

      The Indiana Utility Regulatory Commission has denied a petition for reconsideration, and the approval of the settlement is currently being appealed. There can be no assurances that the appeal will not result in further proceedings before the Indiana Utility Regulatory Commission, or that such proceedings will not result in a further reduction in rates.

Increased federal and state environmental regulation of NOx emissions will require us to incur large capital expenditures.

      The Environmental Protection Agency has recently approved Indiana state rules intended to reduce nitrogen oxide (NOx) levels from several sources, including industrial and utility boilers. The rules are part of a program intended to reduce ozone levels in the eastern United States. Compliance with the NOx limits contained in these rules is required by May 31, 2004. Capital estimates of our NOx control compliance costs range from $200 to $300 million over the next two years. Actual compliance costs may vary depending on a number of factors including market demand/resource constraints, uncertainty of future equipment and construction costs, and the potential need for additional control technology.

A significant portion of the gas and electricity we sell is used for heating and air conditioning. Accordingly, our operating results fluctuate depending on the weather.

      Our energy sales are sensitive to variations in weather conditions. We forecast energy sales on the basis of normal weather, which represents a long-term historical average. Significant variations from normal weather could have, and have had, a material impact on energy sales. For example, record warm weather in our markets in the first quarter of 2002 negatively affected basic earnings by 16 cents per share, when compared to the long-term historical average, and by 12 cents per share, when compared to the comparable period in 2001.

Our electric operations are subject to economic conditions in certain industries.

      Our electric operations in northern Indiana have been and may continue to be adversely affected by substantial declines in sales to industrial customers, particularly to steel and steel related industries. While there recently has been some recovery in steel and steel related industries, there can be no assurances as to whether this trend will continue or, if so, whether sales will return to historical levels.

Recent events that are beyond our control have increased the level of public and regulatory scrutiny of our industry. Governmental and market reactions to these events may have negative impacts on our business, financial condition and access to capital.

      As a result of the energy crisis in California during the summer of 2001, the recent volatility of natural gas prices in North America, the bankruptcy filing by Enron Corporation, recently discovered accounting irregularities at public companies in general and energy companies in particular, and investigations by governmental authorities into energy trading activities, companies in the regulated and unregulated utility business have been under a generally increased amount of public and regulatory scrutiny and suspicion. Recently discovered accounting irregularities have caused regulators and legislators to review current accounting practices, financial disclosures and companies’ relationships with their independent auditors. The capital markets and ratings agencies also have increased their level of scrutiny. We believe that we are complying with all applicable laws and accounting standards, but it is difficult or impossible to predict or control what effect these types of events may have on our business, financial condition or access to the capital markets.

      As a result of these events, Congress passed the Sarbanes-Oxley Act of 2002. It is unclear what additional laws or regulations may develop, and we cannot predict the ultimate impact of any future changes in accounting regulations or practices in general with respect to public companies, the energy industry or our operations specifically. Any new accounting standards could affect the way we are required to record revenues, assets and liabilities. These changes in accounting standards could lead to negative impacts on reported earnings or increases in liabilities that could, in turn, affect our reported results of operations.

Our Whiting merchant energy project is operating at a loss.

      Our Primary Energy subsidiary has developed a merchant energy facility at BP’s Whiting, Indiana refinery. This facility uses natural gas to generate electricity for sale in the wholesale markets and is expected, after plant modifications, to generate steam for industrial use. Recent developments in the wholesale power market have resulted in depressed wholesale power prices, which have substantially reduced revenues for participants in the market. We expect that the facility will operate at a loss in the near term based on the current market view of forward pricing for gas and electricity. We estimate that the after-tax loss for 2002 will be approximately $20.0 million. The profitability of the project in future periods will depend on, among other things, prevailing prices in the energy markets and regional load dispatch patterns.

Your ability to recover from our former auditors, Arthur Andersen LLP, may be limited.

      On May 21, 2002, the Board of Directors of NiSource, upon recommendation of its Audit Committee, dismissed Arthur Andersen LLP as the independent public accountants for NiSource and its subsidiaries, Columbia and Northern Indiana, and retained Deloitte & Touche LLP to serve as the independent public accountants of NiSource and its subsidiaries for 2002.

      Andersen completed its audit of NiSource’s consolidated financial statements for the year ended December 31, 2001 and issued its report with respect to such consolidated financial statements on January 29, 2002. Subsequently, Andersen was convicted of obstruction of justice for activities relating to its previous work for Enron Corp. and has ceased to audit publicly held companies. Because Andersen is unlikely to survive, purchasers of the common stock may not be able to recover against Andersen for any claims they may have under securities or other laws as a result of Andersen’s previous role as our independent public accountants and as author of the audit report for the audited financial statements incorporated by reference in this prospectus supplement.

RECENT DEVELOPMENTS

Financial Results

      On October 28, 2002, we reported our financial results for the quarter ended September 30, 2002. For the third quarter of 2002, net income was $23.2 million, or $0.11 per share, compared to a net loss of $21.0 million, or a loss of $0.10 share, in the third quarter of 2001. For the nine months ended September 30, 2002, we reported net income of $290.4 million, or $1.41 per share, compared to $149.3 million, or $0.73 per share, for the first nine months of 2001. All per share amounts are for basic shares.

Proposed Sale of Exploration and Production Business

      On October 11, 2002, we announced our intention to sell our natural gas exploration and production business, consisting of Columbia Energy Resources, Inc. and its subsidiaries, including Columbia Natural Resources, Inc.

Adjustments to Minimum Pension Liability

      Due to the decline in the equity markets, the fair value of our pension fund assets has decreased since September 30, 2001. In addition, the discount rate used to measure the accumulated benefit obligation has decreased. These events have resulted in an increase in our estimated minimum pension liability. We recorded an additional minimum pension liability adjustment at September 30, 2002. The adjustment resulted in a decrease to stockholders’ equity of $196.5 million after-tax.

EITF Issue No. 02-3

      At meetings held in June 2002, the Emerging Issues Task Force (EITF) reached a consensus on Issue 1 of EITF Issue No. 02-3, requiring that all gains and losses on energy trading contracts and related physical transactions must be shown net in the income statement. The consensus was effective for financial statements issued for periods ending after July 15, 2002. On October 28, 2002, we reported our earnings for the three- and nine-month periods ended September 30, 2002 and, in accordance with the EITF consensus, reflected all trading transactions on a net basis. The information in the press release regarding prior periods also was adjusted to reflect the new presentation.

      A summary of the EITF meeting held on October 25, 2002, which was not made available until October 30, indicates that the EITF effectively superseded the consensus reached during the June meetings. The summary indicates that the requirement to present gains and losses on energy trading contracts on a net basis would be applicable to fiscal periods beginning after December 15, 2002. We expect a draft of the minutes of the EITF meeting to be made available after November 7, 2002.

      If the minutes are issued as expected, we will adopt the rules requiring net presentation effective January 1, 2003 and will continue to report trading activities for physically-settled contracts on a gross basis, in accordance with our historical practice, through the end of 2002. If the information contained in our October 28, 2002 press release had been presented in accordance with our historical practice, each of consolidated gross revenues and consolidated cost of sales for the three months ended September 30, 2002 and 2001 would have been higher by $106.0 million and $621.2 million, respectively, and for the nine months ended September 30, 2002 and 2001 would have been higher by $870.9 million and $2,406.1 million, respectively. All of the increase is attributable to our merchant operations. Operating income for all periods would remain as reported in the press release.

USE OF PROCEEDS

      Our net proceeds from the sale of the 36,000,000 shares of our common stock in this offering after deducting underwriting discounts and commissions and estimated offering expenses payable by us will be $638,736,000 ($734,591,400 if the underwriters’ over-allotment option in this offering is exercised in full). We expect to use approximately $290.8 million of the net proceeds from the sale of our common stock in this offering to repay all of Columbia’s outstanding 6.61% Series B Debentures due November 28, 2002, and to advance the balance of the proceeds to NiSource Finance Corp. to repay short-term bank borrowings having an annual interest rate of 2.49% as of October 31, 2002.

CAPITALIZATION

      The following table shows our capitalization and short-term indebtedness at June 30, 2002. The “As Adjusted” column shows our capitalization and short term indebtedness at June 30, 2002, after giving effect to the sale of the common stock pursuant to this offering and the anticipated use of net proceeds, as described under the caption “Use of Proceeds.” This table should be read in conjunction with our audited consolidated financial statements and related notes for the year ended December 31, 2001, incorporated by reference in this prospectus supplement and accompanying prospectus.

	June 30, 2002

	Actual	As Adjusted

	(in thousands)

Long-term debt (excluding amounts due within one year)	$5,930.5	$5,930.5

Company-obligated mandatorily redeemable security of trust holding solely parent company debentures (PIES)	345.0	345.0

Cumulative preferred stocks	86.1	86.1

Common shareholders’ equity	3,579.7	4,218.4

Total capitalization	$9,941.3	$10,580.0

Short-term borrowings (including current portion of long-term debt) (a)	$1,693.5	$1,054.8

(a)	Excludes $43.0 million of preferred stock redeemed on October 14, 2002 pursuant to mandatory redemption provisions.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

      Our common stock is traded on the New York Stock Exchange under the symbol “NI.” The following table sets forth, for the periods indicated, the range of high and low sale prices for our common stock. On November 6, 2002, the last reported sale price for our common stock was $18.30 per share.

	Common Stock

	High	Low

Year Ended December 31, 2000

First Quarter	$21.69	$12.75

Second Quarter	$19.31	$16.13

Third Quarter	$26.56	$18.13

Fourth Quarter	$31.50	$23.56

Year Ended December 31, 2001

First Quarter	$31.20	$25.87

Second Quarter	$32.55	$26.15

Third Quarter	$28.70	$22.20

Fourth Quarter	$24.48	$18.25

Year Ended December 31, 2002

First Quarter	$24.14	$19.00

Second Quarter	$24.99	$20.71

Third Quarter	$22.05	$16.25

Fourth Quarter (through November 6, 2002)	$18.52	$14.51

      As of October 31, 2002, there were 47,743 holders of record of our common stock.

      Annual dividends paid in 2001 were $1.16 per share and paid or declared in 2002 were $1.16 per share. Our board of directors declared the most recent dividend on August 27, 2002, which will be paid on November 20, 2002 to holders of record as of October 31, 2002. Future dividends will be paid at the discretion of the board of directors and will be determined after consideration of various factors, including the earnings and financial condition of NiSource and its subsidiaries.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

      The following financial information is only a summary, and you should read it together with our historical consolidated financial statements and the related notes incorporated by reference in this document.

	Year Ended December 31,
				Six Months Ended
	1999(a)	2000(a)	2001	June 30, 2002

	($ in millions)

Income Statement Data

Gross revenues	$3,273.5	$6,030.7	$9,458.7	$3,582.0

Operating income	437.9	557.4	1,008.9	680.3

Income from continuing operations (b)	153.9	141.1	212.1	262.7

Cash Flow Information

EBITDA (c)	732.9	935.5	1,650.6	956.7

Cash interest, net of amounts capitalized	152.7	244.5	518.0	223.7

Capital expenditures	313.0	357.3	668.1	249.8

Cash flows from operations	418.1	(15.2)	1,042.6	876.1

As of
June 30, 2002

($ in millions)

Balance Sheet Data

Total assets	$16,757.2

Short-term borrowings	1,693.5

Capitalization:

Long-term debt	5,930.5

Company-obligated mandatorily redeemable preferred securities of subsidiary trust holding solely Company debentures	345.0

Preferred stocks of subsidiaries	86.1

Common stockholders’ equity	3,579.7

Total capitalization	9,941.3

(a)	Results for 1999 and 2000 are not directly comparable to results for 2001 due to the acquisition of Columbia, which occurred on November 1, 2000.

(b)	Includes our exploration and production operations, which we announced on October 11, 2002 are for sale.

(c)	EBITDA is defined as operating income before depreciation and amortization (excludes other income and income taxes). EBITDA is not a measure of performance under GAAP. While EBITDA should not be considered as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP, or as a measure of profitability or liquidity, management understands that EBITDA is customarily used as a measure in evaluating companies.

MATERIAL UNITED STATES TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

      The following summary describes the material United States federal income and estate tax consequences of the purchase, ownership and disposition of common stock by a Non-United States Holder (as defined below) as of the date hereof. This discussion does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to Non-United States Holders in light of their personal circumstances. Special rules may apply to certain Non-United States Holders, such as certain United States expatriates, “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies,” corporations that accumulate earnings to avoid United States federal income tax, financial institutions, insurance companies, tax-exempt organizations, certain former citizens or former long-term residents of the United States, broker-dealers, traders in securities and Non-United States Holders that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investments, that are subject to special treatment under the Internal Revenue Code of 1986, as amended (the “Code”). Such Non-United States Holders should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in United States federal income and estate tax consequences different from those discussed below.

      If a partnership holds common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Persons who are partners of partnerships holding common stock should consult their own tax advisors.

      As used herein, a “United States Holder” means a holder of common stock that for United States federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or any political subdivision thereof or treated as a United States corporation under the Code or the United States Treasury regulations, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust if (1) its administration is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person. A “Non-United States Holder” is a holder that is not a United States Holder.

      An individual may be treated as a resident of the United States in any calendar year for United States federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a 3-year period ending in the current calendar year. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for United States federal income purposes in the same manner as United States citizens. Such Non-United States Holders should consult their own tax advisors for any United States federal income tax consequences arising pursuant to this calculation.

      IN CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF COMMON STOCK, YOU SHOULD CONSULT YOUR OWN TAX ADVISOR CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF YOUR PARTICULAR SITUATION AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

Dividends

      Dividends paid to a Non-United States Holder of common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-United States Holder within the United States, and, where a tax treaty applies, are attributable to a United States permanent establishment of the Non-United States Holder, are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be satisfied for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

      A Non-United States Holder that wishes to claim the benefit of an applicable treaty rate (and avoid backup withholding as discussed below in “— Information Reporting and Backup Withholding Tax”) for dividends paid will be required (a) to complete Internal Revenue Service (“IRS”) Form W-8BEN (or other applicable form) and certify under penalties of perjury that such holder is not a United States person or (b) if the common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain Non-United States Holders that are entities rather than individuals.

      A Non-United States Holder eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

      A Non-United States Holder generally will not be subject to United States federal income tax or any withholding thereof with respect to gain realized on a sale or other disposition of our common stock unless one of the following applies:

•	The gain is effectively connected with the Non-United States Holder’s conduct of a trade or business in the United States or, alternatively, if an income tax treaty applies, is attributable to a permanent establishment maintained by the Non-United States Holder in the United States. In these cases, the Non-United States Holder will generally be taxed on its net gain derived from the disposition at the regular graduated rates and in the manner applicable to United States persons and, if the Non-United States Holder is a foreign corporation, the “branch profits tax” described above may also apply.

•	The Non-United States Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements. In this case, the Non-United States Holder will be subject to a 30% tax on the gain derived from the disposition.

•	Our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation,” or a “USRPHC,” for United States federal income tax purposes at any time during the shorter of the 5-year period ending on the date you dispose of our common stock or the period the Non-U.S. Holder held our common stock. We believe that we are not currently and will not become a USRPHC. The determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, and there can be no assurance that we will not become a USRPHC in the future. As long as our common stock is “regularly traded on an established securities market” within the meaning of Section 897(c)(3) of the Code, however, such common stock will be treated as a United States real property interest only if you owned directly or indirectly more than 5 percent of our common stock during the shorter of the 5-year period ending on the date you dispose of such regularly traded common stock or the period you held our common stock and we were a USRPHC during such period. If we are or were to become a USRPHC and a Non-United States Holder owned directly or indirectly more than 5% of our common stock during the period described above or our common stock is not “regularly traded on an established securities market,” then a Non-United States Holder would generally be subject to United States federal income tax on its net gain derived from the disposition of our common stock at regular graduated rates.

Federal Estate Tax

      Common stock owned or treated as owned by an individual who is not a citizen or resident of the United States for federal estate tax purposes at the time of death will be included in that individual’s gross estate for United States federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to United States federal estate tax. Estates of non-resident aliens are generally allowed a statutory credit that has the effect of offsetting the United States federal estate tax imposed on the first $60,000 of the taxable estate.

Information Reporting and Backup Withholding Tax

      We must report annually to the IRS and to each Non-United States Holder the amount of dividends paid to that holder and the tax withheld from those dividends. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the Non-United States Holder is a resident under the provisions of an applicable income tax treaty or agreement.

      Under some circumstances, United States Treasury regulations require backup withholding and additional information reporting on reportable payments on common stock. The gross amount of dividends paid to a Non-United States Holder that fails to certify its Non-United States Holder status in accordance with applicable United States Treasury regulations generally will be reduced by backup withholding at the applicable rate (currently 30%).

      The payment of the proceeds of the sale or other disposition of common stock by a Non-United States Holder to or through the United States office of any broker, United States or foreign, generally will be reported to the IRS and reduced by backup withholding, unless the Non-United States Holder either certifies its status as a Non- United States Holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the disposition of common stock by a Non-United States Holder to or through a non-United States office of a non-United States broker will not be reduced by backup withholding or reported to the IRS, unless the non-United States broker has certain enumerated connections with the United States. In general, the payment of proceeds from the disposition of common stock by or through a non-United States office of a broker that is a United States person or has certain enumerated connections with the United States will be reported to the IRS and may be reduced by backup withholding at the applicable rate (currently 30%) unless the broker receives a statement from the Non-United States Holder that certifies its status as a Non-United States Holder under penalties of perjury or the broker has documentary evidence in its files that the holder is a Non-United States Holder.

      Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-United States Holder can be refunded or credited against the Non-United States Holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner. These backup withholding and information reporting rules are complex and Non-United States Holders are urged to consult their own tax advisors regarding the application of these rules to them.

UNDERWRITING

      We are offering the shares of our common stock described in this prospectus supplement through a number of underwriters. Banc of America Securities LLC and Credit Suisse First Boston Corporation are acting as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each of the underwriters has severally agreed to purchase from us, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares

Banc of America Securities LLC	13,500,000

Credit Suisse First Boston Corporation	13,500,000

Dresdner Kleinwort Wasserstein Securities LLC	2,250,000

Salomon Smith Barney Inc.	2,250,000

TD Securities (USA) Inc.	2,250,000

Wachovia Securities, Inc.	2,250,000

Total	36,000,000

      The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us.

      The underwriters will initially offer the shares to the public at the price specified on the cover page of this prospectus supplement. The underwriters may allow to selected dealers a concession of not more than $0.3294 per share. The underwriters may also allow, and any dealers may reallow, a concession of not more than $0.10 per share to selected other dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. Our common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of our common stock by the underwriters, and

•	the underwriters’ right to reject orders in whole or in part.

      We have granted the underwriters an option to purchase up to 5,400,000 additional shares of our common stock at the public offering price less the underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering any over-allotments made in connection with this offering. The underwriters have 30 days from the date of this prospectus supplement to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

      The following table shows, on a per share and total basis, the public offering price, underwriting discounts and commissions to be paid to the underwriters and proceeds before expenses to us, assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per Share	No Exercise	Full Exercise

Public offering price	$18.30	$658,800,000	$757,620,000

Underwriting discounts and commissions	$0.549	$19,764,000	$22,728,600

Proceeds to NiSource	$17.751	$639,036,000	$734,891,400

      We estimate that the expenses of this offering, not including the underwriting discounts and commissions, will be approximately $300,000. These expenses are payable by us.

      We have entered into a lock-up agreement with the underwriters. Under this agreement, we may not, without the prior written approval of the representatives, offer, sell, contract to sell or otherwise dispose of or hedge our common stock or securities convertible into or exchangeable for our common stock (other than issuances of common stock pursuant to the conversion or exchange of convertible securities or the exercise of warrants or options, grants of employee stock options or issuance of common stock pursuant to the exercise of such options).

These restrictions will be in effect for a period of 90 days after the date of this prospectus supplement. At any time and without notice, the representatives may, in their sole discretion, release all or some of the securities from this lock-up agreement.

      We will indemnify the underwriters against various liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

      Our common stock is listed on the New York Stock Exchange under the symbol “NI.”

      In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	syndicate covering transactions;

•	imposition of penalty bids; and

•	purchases to cover positions created by short sales.

      Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock from us or in the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

      The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares pursuant to the over-allotment option.

      A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

      The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters or selling group members that sold those shares as part of this offering to repay the concession received by them.

      As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

      The underwriters and their affiliates have provided certain commercial banking, financial advisory and investment banking services to us and our affiliates for which they have received customary fees. Credit Suisse First Boston, a Swiss bank and an affiliate of Credit Suisse First Boston Corporation, is a lead arranger, syndication agent and a lender under our three-year revolving credit agreement. Citibank, N.A., an affiliate of Salomon Smith Barney Inc., and Toronto Dominion (Texas), Inc., an affiliate of TD Securities (USA) Inc., are co-documentation agents, and Bank of America, N.A., an affiliate of Banc of America Securities LLC, Citicorp USA, Inc., Toronto Dominion (Texas), Inc. and Wachovia Bank, National Association, formerly known as First Union National Bank, an affiliate of Wachovia Securities, Inc. are lenders, under our three-year revolving credit agreement. Bank of America, N.A., Credit Suisse First Boston, Citicorp USA, Inc., Toronto Dominion (Texas),

Inc. and Wachovia Bank, National Association are lenders under our 364-day revolving credit agreement. In addition, we have retained Credit Suisse First Boston Corporation as financial advisor in connection with our intended sale of Columbia Energy Resources and its affiliates, our natural gas exploration and production business. The underwriters and their affiliates may from time to time engage in future transactions with us and our affiliates and provide services to us and our affiliates in the ordinary course of their business.

      Approximately $170.2 million of the proceeds of this offering will be paid to affiliates of the underwriters to reduce borrowings under our three-year revolving credit agreement and our 364-day revolving credit agreement. Because more than ten percent of the proceeds of this offering, not including underwriting compensation, will be received by members or affiliates of members of the National Association of Securities Dealers participating in this offering, this offering is being conducted in compliance with the NASD Conduct Rule 2710(c)(8). Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as a bona fide independent market (as defined in the NASD Conduct Rules) exists for our common stock.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

      The distribution of our common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of our common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Canadian purchasers are advised to seek legal advice prior to any resale of our common stock.

Representations of Purchasers

      By purchasing our common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent; and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action — Ontario Purchasers Only

      Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

      All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

      Canadian purchasers of our common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

Relationship with Affiliates of Certain Underwriters

      We are in compliance with the terms of the indebtedness owed by us to affiliates of Credit Suisse First Boston Corporation, Banc of America Securities LLC, Salomon Smith Barney Inc., TD Securities (USA) Inc. and Wachovia Securities, Inc. The decision of Credit Suisse First Boston Corporation, Banc of America Securities LLC, Salomon Smith Barney Inc., TD Securities (USA) Inc. and Wachovia Securities, Inc. to distribute our shares of common stock was not influenced by their respective affiliates that are our lenders and those affiliates had no involvement in determining whether or when to distribute our shares of common stock under this offering or the terms of this offering. Credit Suisse First Boston Corporation, Banc of America Securities LLC, Salomon Smith Barney Inc., TD Securities (USA) Inc. and Wachovia Securities, Inc. will not receive any benefit from this offering other than the underwriting discounts and commissions paid by us.

LEGAL MATTERS

      The validity of the common stock will be passed upon for us by Schiff Hardin & Waite, Chicago, Illinois. Peter V. Fazio, Jr., a partner of the firm who also serves as executive vice president and general counsel of NiSource, holds approximately 11,400 shares of NiSource’s common stock. The underwriters have been represented by Dewey Ballantine LLP, New York, New York.

EXPERTS

      The consolidated financial statements and schedules of NiSource incorporated by reference herein have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

PROSPECTUS

$2,500,000,000

NiSource Inc.

Common Stock

Preferred Stock
Guarantees of Debt Securities

NiSource Finance Corp.

Debt Securities

Guaranteed as Set Forth in This Prospectus by NiSource Inc.

       NiSource Inc. may offer, from time to time, in amounts, at prices and on terms that it will determine at the time of offering, any or all of the following:

•	shares of common stock, including preferred stock purchase rights;

•	shares of preferred stock, in one or more series.

      NiSource Finance Corp., a wholly owned subsidiary of NiSource, may offer from time to time in amounts, at prices and on terms to be determined at the time of the offering, one or more series of its debt securities. NiSource will fully and unconditionally guarantee the obligations of NiSource Finance under any debt securities issued under this prospectus or any prospectus supplement.

      We will provide specific terms of these securities, including their offering prices, in prospectus supplements to this prospectus. The prospectus supplements may also add, update or change information contained in this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

      We may offer these securities to or through underwriters, through dealers or agents, directly to you or through a combination of these methods. You can find additional information about our plan of distribution for the securities under the heading “Plan of Distribution” beginning on page 19 of this prospectus. We will also describe the plan of distribution for any particular offering of these securities in the applicable prospectus supplement. This prospectus may not be used to sell our securities unless it is accompanied by a prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 20, 2000.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration or continuous offering process. Under this process, NiSource may offer shares of its common stock or preferred stock, and NiSource Finance may offer various series of its debt securities guaranteed by NiSource, from time to time using this prospectus and related prospectus supplements. These securities may be offered up to a total amount of $2.5 billion.

      This prospectus provides you with a general description of the common stock, preferred stock, debt securities and guarantees we may offer. Each time we offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. That prospectus supplement may include a description of any risk factors or other special considerations applicable to those securities. The prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in the prospectus and the prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and the applicable prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

      The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement, including the exhibits, can be read at the SEC website or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

      You should rely only on the information incorporated by reference or provided in this prospectus and the accompanying prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer to sell or soliciting an offer to buy these securities in any jurisdiction in which the offer or solicitation is not authorized or in which the person making the offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make the offer or solicitation. You should not assume that the information in this prospectus or the accompanying prospectus supplement is accurate as of any date other than the date on the front of the document.

      References to “NiSource” refer to NiSource Inc. and references to “NiSource Finance” refer to NiSource Finance Corp. Unless the context requires otherwise, references to “we,” “us” or “our” refer collectively to NiSource and its subsidiaries, including NiSource Finance. References to “securities” refer collectively to the common stock, preferred stock, debt securities and guarantees of debt securities registered hereunder.

WHERE YOU CAN FIND MORE INFORMATION

      NiSource files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document NiSource files at the SEC’s public reference rooms at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, Seven World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain additional information about the public reference rooms by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a site on the Internet (http://www.sec.gov) that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC, including NiSource.

      You may also read reports, proxy statements and other documents relating to NiSource at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

      The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document that NiSource, or one of its corporate predecessors, NiSource Inc. (incorporated in Indiana) and Columbia Energy Group, has filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. Information that NiSource files with the SEC after the date of this prospectus will automatically modify and supersede the information included or incorporated by reference in this prospectus to the extent that the subsequently filed information modifies or supersedes the existing information. We incorporate by reference our Current Reports on Form 8-K dated November 1, 2000, November 3, 2000, November 6, 2000 (as amended November 7, 2000) and November 7, 2000 and any future filings we make with the SEC under sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities. We also incorporate by reference the following documents filed with the SEC by our corporate predecessor NiSource Inc. (incorporated in Indiana) (SEC File Number 1-9779):

•	NiSource’s Annual Report on Form 10-K for the fiscal year ended December 31, 1999;

•	NiSource’s Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2000, June 30, 2000 and September 30, 2000;

•	NiSource’s Current Reports on Form 8-K dated February 14, 2000, February 24, 2000, March 3, 2000, April 3, 2000, April 25, 2000, June 13, 2000, September 1, 2000, September 13, 2000 and October 31, 2000; and

•	NiSource’s definitive joint proxy statement/ prospectus dated April 24, 2000.

      We also incorporate by reference the following documents filed with the SEC by our corporate predecessor Columbia Energy Group (SEC File Number 1-1098):

•	Columbia’s Annual Report on Form 10-K for the fiscal year ended December 31, 1999;

•	Columbia’s Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2000, June 30, 2000 and September 30, 2000; and

•	Columbia’s Current Reports on Form 8-K dated January 27, 2000, April 13, 2000, May 3, 2000, May 12, 2000, May 22, 2000, June 2, 2000, June 15, 2000, July 14, 2000, October 2, 2000, October 12, 2000, October 16, 2000 and November 1, 2000.

      You may request a copy of any of these filings at no cost by writing to or telephoning us at the following address and telephone number: Gary W. Pottorff, NiSource Inc., 801 East 86th Avenue, Merrillville, Indiana 46410, telephone: (219) 853-5200.

      NiSource maintains an Internet site at http://www.nisource.com which contains information concerning NiSource and its subsidiaries. The information contained at NiSource’s Internet site is not incorporated by reference in this prospectus, and you should not consider it a part of this prospectus.

      We have filed this prospectus with the SEC as part of a registration statement on Form S-3 under the Securities Act of 1933. This prospectus does not contain all of the information included in the registration statement. Any statement made in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual document. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

FORWARD-LOOKING STATEMENTS

      Some of the information included in this prospectus, in any prospectus supplement and in the documents incorporated by reference are forward-looking statements within the meaning of the securities laws. These statements concern our plans, expectations and objectives for future operations. Any statement that is not a historical fact is a forward-looking statement. We use the words “estimate,” “intend,” “expect,” “believe,” “anticipate” and similar expressions to identify forward-looking statements, but some of these statements may use other phrasing. NiSource undertakes no obligation to release any revisions to these forward-looking statements publicly to reflect events or circumstances after the date of this prospectus or accompanying prospectus supplement or to reflect the occurrence of unanticipated events. While we make the forward-looking statements in good faith and believe they are based on reasonable assumptions, these statements are subject to risks and uncertainties. Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include:

•	the weather;

•	the federal and state regulatory environment, including changes in environmental and other laws and regulations to which we are subject;

•	the economic climate;

•	growth in our service territories;

•	customers’ usage patterns and preferences;

•	the degree to which and the speed with which competition changes the utility industry;

•	fluctuation in supply and demand for energy commodities and the timing and extent of changes in commodity prices;

•	changing conditions in the capital and equity markets;

•	whether, and the extent to which, we achieve efficiencies and cost savings from the integration of the former NiSource and Columbia Energy Group businesses; and

•	other uncertainties, all of which are difficult to predict, and many of which are beyond our control, including factors we discuss in this prospectus and any prospectus supplement and our filings with the SEC.

      Accordingly, you should not rely on the accuracy of predictions contained in forward-looking statements. These statements speak only as of the date of this prospectus, the date of the accompanying prospectus supplement or, in the case of documents incorporated by reference, the date of those documents.

NISOURCE INC.

      Overview. NiSource is a super-regional energy holding company that provides natural gas, electricity and other products and services to 3.6 million customers located within the energy corridor that runs from the Gulf Coast through the Midwest to New England. On November 1, 2000, NiSource completed its acquisition of Columbia Energy Group for an aggregate consideration of approximately $6 billion, with 30% of the consideration paid in common stock and 70% of the consideration paid in cash and SAILSSM (units each consisting of a zero coupon debt security coupled with a forward equity contract). NiSource also assumed approximately $2 billion in Columbia debt.

      As a result of the acquisition, NiSource is the largest natural gas distribution company, as measured by number of customers, operating east of the Rockies. NiSource’s principal subsidiaries include the Columbia Energy Group, a vertically-integrated natural gas distribution, transmission, storage and exploration and production holding company whose subsidiaries provide service to customers in the Midwest, the Mid-Atlantic and the Northeast; Northern Indiana Public Service Company, a vertically-integrated gas and electric company providing service to customers in northern Indiana; and Bay State Gas Company, a natural gas distribution company serving customers in New England. NiSource’s business lines include:

•	natural gas distribution;

•	natural gas transmission and storage;

•	exploration and production;

•	electric operations; and

•	growth products and services.

      Strategy. NiSource is focused on becoming the premier energy company serving customers throughout the energy-intensive corridor that extends from the supply areas in the Gulf Coast through the consumption centers in the Midwest, Mid-Atlantic and Northeast. This corridor is home to 30% of the nation’s population and 40% of its energy consumption. NiSource believes natural gas will be the fuel of choice to meet the corridor’s growing energy needs. The merger with Columbia furthers this strategy by combining NiSource’s natural gas distribution assets in Indiana and New England with Columbia’s natural gas distribution, storage and exploration and production assets in Ohio, the Mid-Atlantic and Appalachia and Columbia’s interstate transmission assets.

      Gas Distribution. NiSource has the nation’s second largest volume of gas sales, on average over 2.3 billion cubic feet per day. Through its wholly-owned subsidiary, Columbia Energy Group, NiSource owns five distribution subsidiaries that provide natural gas under the Columbia Gas name to nearly 2.1 million residential, commercial and industrial customers in Ohio, Pennsylvania, Virginia, Kentucky and Maryland. NiSource also distributes natural gas to approximately 751,000 customers in northern Indiana through three subsidiaries: Northern Indiana Public Service Company, Kokomo Gas and Fuel Company and Northern Indiana Fuel and Light Company, Inc. Additionally, NiSource’s subsidiaries, Bay State Gas Company and Northern Utilities, Inc., distribute natural gas to more than 320,000 customers in the areas of Brockton, Lawrence and Springfield, Massachusetts, Lewiston and Portland, Maine, and Portsmouth, New Hampshire.

      Gas Transmission and Storage. NiSource’s subsidiaries, Columbia Gas Transmission Corporation and Columbia Gulf Transmission Company, own and operate an interstate pipeline network of approximately 16,250 miles extending from offshore in the Gulf of Mexico to Lake Erie, New York and the eastern seaboard. Together, Columbia Gas Transmission and Columbia Gulf serve customers in 15 northeastern, mid-Atlantic, midwestern and southern states and the District of Columbia. In addition, Columbia Gas Transmission operates one of the nation’s largest underground natural gas storage systems capable of storing approximately 670 billion cubic feet of natural gas.

      Columbia Gas Transmission is also participating in the proposed 442-mile Millennium Pipeline Project that has been submitted to the Federal Energy Regulatory Commission for approval. As proposed, the project will have the capacity to transport approximately 700 billion cubic feet of natural gas per day from the Lake Erie region to eastern markets.

      NiSource’s wholly-owned subsidiaries own and operate interstate pipelines connecting northwest Indiana and Ohio as well as Massachusetts and Maine. In addition, NiSource owns a 19% interest in a pipeline linking production areas in New Brunswick, Canada to Maine, New Hampshire and Massachusetts.

      Exploration and Production. NiSource also owns Columbia Energy Resources, Inc., an exploration and production subsidiary that explores for, develops, gathers and produces natural gas and oil in Appalachia and Canada. As of December 31, 1999, Columbia Energy Resources held interests in approximately 3.9 million net acres of gas and oil leases and had proved gas reserves of nearly 966 billion cubic feet of natural gas equivalent. Columbia Energy Resources owns and operates 8,188 wells as well as 6,069 miles of gathering facilities.

      Electric Operations. NiSource generates and distributes electricity to the public through its subsidiary Northern Indiana Public Service Company. Northern Indiana provides electric service to approximately 426,000 customers in 30 counties in the northern part of Indiana. Northern Indiana owns and operates four coal-fired electric generating stations with a net capability of 3,179 megawatts, four gas fired combustion turbine generating units with a net capability of 203 megawatts and two hydroelectric generating plants with a net capability of 10 megawatts, for a total system net capability of 3,392 megawatts. Northern Indiana is interconnected with five neighboring electric utilities. During the year ended December 31, 1999, Northern Indiana generated 89.9% and purchased 10.1% of its electric requirements.

      Growth Products and Services. NiSource develops unregulated power projects through its subsidiary, Primary Energy, Inc. Primary Energy works with industrial customers in managing the engineering, construction, operation and maintenance of “inside the fence” cogeneration plants that provide cost-effective, long-term sources of energy for energy-intensive facilities.

      NiSource provides non-regulated energy services through its wholly-owned subsidiary Energy USA, Inc. Energy USA and its subsidiaries provide to customers in 22 states a variety of energy-related services, including gas marketing and asset management services and underground utility locating and marking services. NiSource expanded its gas marketing and trading operations with the April 1999 acquisition of TPC Corporation, now renamed Energy USA-TPC Corp., a natural gas asset management company. In addition, NiSource has invested in a number of distributed generation technologies including fuel cells and microturbine ventures.

      NiSource is completing a fiber optics network for voice and data communication along its pipeline rights-of-way between New York and Washington D.C.

      Through its wholly-owned subsidiary, IWC Resources Corporation and its subsidiaries, NiSource supplies water to residential, commercial and industrial customers and for fire protection service in Indianapolis, Indiana and surrounding areas.

      Non-Core Divestitures. In connection with the Columbia merger, NiSource has sold or is divesting certain businesses judged to be non-core to NiSource’s energy strategy. Subsequent to the announcement of the Columbia acquisition, NiSource sold Market Hub Partners, which owns and operates salt cavern gas storage facilities in Texas and Louisiana, and Columbia completed the divestiture of its interest in the Cove Point LNG facilities, its retail electric supply business and four qualifying facility power plants. Columbia recently announced a definitive agreement for the sale of its electric generation business, and NiSource announced a definitive agreement to sell its Miller Pipeline subsidiary. After-tax proceeds from these asset sales are expected to total approximately $640 million. NiSource is pursuing the sale of Columbia’s propane and petroleum businesses and other smaller non-core businesses. As part of the SEC order approving the Columbia merger, NiSource has been ordered to divest its water utility business by November 2003.

NISOURCE FINANCE CORP.

      NiSource Finance is a wholly-owned special purpose finance subsidiary of NiSource that engages in financing activities to raise funds for the business operations of NiSource and its subsidiaries. NiSource Finance’s obligations under the debt securities will be fully and unconditionally guaranteed by NiSource.

      NiSource Finance was incorporated in February 2000 under the laws of the State of Indiana. Before the acquisition of Columbia Energy Group, NiSource conducted its financing activities through NiSource Capital Markets, Inc., a first-tier subsidiary of NiSource. We expect NiSource to conduct all future financing through NiSource Finance. We currently intend to merge NiSource Capital Markets into NiSource Finance within the next twelve months, subject to obtaining required consents and approvals.

USE OF PROCEEDS

      Unless otherwise described in the applicable prospectus supplement, we will use the net proceeds from the sale of securities offered by this prospectus and any applicable prospectus supplement to repay short-term borrowings incurred in NiSource’s November 2000 acquisition of Columbia Energy Group.

RATIOS OF EARNINGS TO FIXED CHARGES

      NiSource’s corporate predecessors were NiSource Inc. (incorporated in Indiana) and Columbia Energy Group. The following are ratios of earnings to fixed charges for each of the periods indicated for each of the corporate predecessors, and for NiSource on a pro forma basis for the fiscal year ended December 31, 1999 and the nine months and twelve months ended September 30, 2000, accounting for the acquisition of Columbia Energy Group as a purchase business combination and giving effect to the acquisition as if it had occurred at the beginning of the periods presented:

						Nine	Twelve
						Months	Months
	Fiscal Year Ended December 31					Ended	Ended

	1995	1996	1997	1998	1999	September 30, 2000(1)

NiSource Inc. (Indiana) Ratio of Earnings to Fixed Charges	3.28	3.21	3.10	2.87	2.14	2.45	2.30

Columbia Energy Group Ratio of Earnings to Fixed Charges	N/A	2.78	3.20	3.81	4.03	3.52	4.03

NiSource Pro Forma Ratio of Earnings to Fixed Charges					1.56	1.63	1.72

(1)	Results for the twelve months and nine months ended September 30, 2000 are not necessarily indicative of results for the fiscal year ending December 31, 2000.

      For purposes of calculating the ratio of earnings to fixed charges, “earnings” consist of income from continuing operations before income taxes plus fixed charges. “Fixed charges” consist of interest on all indebtedness, amortization of debt expense, the portion of rental expenses on operating leases deemed to be representative of the interest factor and preferred stock dividend requirements of consolidated subsidiaries.

DESCRIPTION OF CAPITAL STOCK

General

      The authorized capital stock of NiSource consists of 420,000,000 shares, $0.01 par value, of which 400,000,000 are common stock and 20,000,000 are preferred stock. The board of directors has designated 4,000,000 shares of the preferred stock as Series A Junior Participating Preferred Shares. These shares are reserved for issuance under NiSource’s Shareholder Rights Plan. Each share of NiSource common stock includes one preferred share purchase right. Each preferred share purchase right entitles its holder to purchase one-hundredth (1/100) of a Series A Junior Participating Preferred Share at a price of $60 per one-hundredth of a share, subject to adjustment. The preferred share purchase rights will become exercisable if a person or group acquires 25% or more of the voting power of NiSource or announces a tender or exchange offer following which the person or group would hold 25% or more of NiSource’s voting power. If such an acquisition were consummated, or if NiSource were acquired by the person or group in a merger or other business combination, then each preferred share purchase right would be exercisable for that number of shares of NiSource common stock or the acquiring company’s common stock having a market value of two times the exercise price of the preferred share purchase right. The preferred share purchase rights will also become exercisable on or after the date on which the 25% threshold has been triggered, if NiSource is acquired in a merger or other business combination in which NiSource is not the survivor or in which NiSource is the survivor but its common stock is changed into or exchanged for securities of another entity, cash or other property, or 50% or more of the assets or earning power of NiSource and its subsidiaries is sold. At that time, each preferred share purchase right will become exercisable for that number of shares of common stock of the acquiring company having a market value of two times the exercise price of the preferred share purchase right. The preferred share purchase rights will not be exercisable in this instance if the person who acquired sufficient shares of stock to reach the 25% threshold acquired its stock under an offer at a price and on terms which the board of directors determines is fair to stockholders and that is in the best interests of NiSource, provided that the per share price offered in the merger or other business combination is not less than the price paid in the offer and the form of consideration offered in the merger or other business combination is the same as that paid in the offer. NiSource may redeem the preferred share purchase rights at a price of $.01 per right prior to the occurrence of an event that causes the preferred share purchase rights to be exercisable for shares of common stock. The preferred share purchase rights will expire on March 12, 2010.

      The certificate of incorporation of NiSource includes provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of management of NiSource. NiSource’s board of directors is classified into three classes of directors with staggered three-year terms. The directors may be removed only for cause by the affirmative vote of 80% of the combined voting power of all of the then-outstanding shares of stock of NiSource voting together as a single class. Unless the board of directors determines otherwise or except as otherwise required by law, vacancies on the board or newly-created directorships may be filled only by the affirmative vote of directors then in office, even though less than a quorum. If the board of directors or applicable Delaware law confers power on stockholders of NiSource to fill such a vacancy or newly-created directorship, it may be filled only by affirmative vote of 80% of the combined voting power of the outstanding shares of stock of NiSource entitled to vote. Stockholders may not cumulate their votes, and stockholder action may be taken only at a duly called meeting and not by written consent. The certificate of incorporation also provides that special meetings of stockholders may be called only by a majority of the total number of authorized directors. In addition, NiSource’s bylaws contain requirements for advance notice of stockholder proposals and director nominations. These and other provisions of the certificate of incorporation and bylaws and Delaware law could discourage potential acquisition proposals and could delay or prevent a change in control of management of NiSource.

      NiSource is currently subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. Section 203 prevents certain Delaware corporations, including those whose securities are listed on a national securities exchange, such as the New York Stock Exchange, from engaging, under certain circumstances, in a “business combination,” which includes a merger or sale of more than 10% of the corporation’s assets, with any interested stockholder for three years following the date that the stockholder became an interested stockholder. An interested stockholder is a stockholder who acquired 15% or more of the corporation’s outstanding voting stock without the prior approval of the corporation’s board of directors.

      The following summaries of provisions of our common stock and preferred stock are not necessarily complete. You are urged to read carefully NiSource’s certificate of incorporation and bylaws which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

Common Stock

      NiSource common stock is listed on the New York Stock Exchange, the Chicago Stock Exchange and the Pacific Exchange, under the symbol “NI.” Common stockholders may receive dividends if and when declared by the board of directors. Dividends may be paid in cash, stock or other form. In certain cases, common stockholders may not receive dividends until obligations to any preferred stockholders have been satisfied. All common stock will be fully paid and non-assessable. Each share of common stock is entitled to one vote in the election of directors and other matters. Common stockholders are not entitled to preemptive rights or cumulative voting rights. Common stockholders will be notified of any stockholders’ meeting according to applicable law. If NiSource liquidates, dissolves or winds-up its business, either voluntarily or involuntarily, common stockholders will share equally in the assets remaining after creditors and preferred stockholders are paid.

Preferred Stock

      The board of directors can, without approval of stockholders, issue one or more series of preferred stock. The board can also determine the number of shares of each series and the rights, preferences and limitations of each series, including any dividend rights, voting rights, conversion rights, redemption rights and liquidation preferences, the number of shares constituting each series and the terms and conditions of issue. In some cases, the issuance of preferred stock could delay a change in control of NiSource and make it harder to remove incumbent management. Under certain circumstances, preferred stock could also restrict dividend payments to holders of common stock. All preferred stock will be fully paid and non-assessable.

      The terms of the preferred stock that NiSource may offer will be established by or pursuant to a resolution of the board of directors of NiSource and will be issued under certificates of designation or through amendments to NiSource’s certificate of incorporation. If NiSource offers to sell preferred stock, it will describe the specific terms of the preferred stock in a supplement to this prospectus. NiSource will also indicate in the supplement whether the general terms and provisions described in this prospectus apply to the preferred stock that NiSource may offer.

      The following terms of the preferred stock, as applicable, will be set forth in a prospectus supplement relating to the preferred stock:

•	the title and stated value;

•	the number of shares NiSource is offering;

•	the liquidation preference per share;

•	the purchase price;

•	the dividend rate, period and payment date, and method of calculation of dividends;

•	whether dividends will be cumulative or non-cumulative and, if cumulative, the date from which dividends will accumulate;

•	the procedures for any auction and remarketing, if any;

•	the provisions for a sinking fund, if any;

•	the provisions for redemption or repurchase, if applicable, and any restrictions on NiSource’s ability to exercise those redemption and repurchase rights;

•	any listing of the preferred stock on any securities exchange or market;

•	voting rights, if any;

•	preemptive rights, if any;

•	restrictions on transfer, sale or other assignment, if any;

•	whether interests in the preferred stock will be represented by depositary shares;

•	a discussion of any material or special United States federal income tax considerations applicable to the preferred stock;

•	the relative ranking and preferences of the preferred stock as to dividend or liquidation rights;

•	any limitations on issuance of any class or series of preferred stock ranking senior to or on a parity with the series of preferred stock as to dividend or liquidation rights; and

•	any other material specific terms, preferences, rights or limitations of, or restrictions on, the preferred stock.

      The terms, if any, on which the preferred stock may be exchanged for or converted into shares of common stock or any other security and, if applicable, the conversion or exchange price, or how it will be calculated, and the conversion or exchange period will be set forth in the applicable prospectus supplement.

      The preferred stock or any series of preferred stock may be represented, in whole or in part, by one or more global certificates, which will have an aggregate liquidation preference equal to that of the preferred stock represented by the global certificate.

      Each global certificate will:

•	be registered in the name of a depositary or a nominee of the depositary identified in the prospectus supplement;

•	be deposited with such depositary or nominee or a custodian for the depositary; and

•	bear a legend regarding the restrictions on exchanges and registration of transfer and any other matters as may be provided for under the certificate of designation.

DESCRIPTION OF THE DEBT SECURITIES

      NiSource Finance may issue the debt securities, in one or more series, from time to time under an Indenture, dated as of November 14, 2000, among NiSource Finance, NiSource, as guarantor, and The Chase Manhattan Bank, as trustee. The Chase Manhattan Bank, as trustee under the Indenture, will act as indenture trustee for the purposes of the Trust Indenture Act. We have filed a copy of the Indenture as an exhibit to the registration statement of which this prospectus forms a part.

      This section briefly summarizes some of the terms of the debt securities and the Indenture. This section does not contain a complete description of the debt securities or the Indenture. The description of the debt securities is qualified in its entirety by the provisions of the Indenture. References to section numbers in this description of the debt securities, unless otherwise indicated, are references to section numbers of the Indenture.

General

      The Indenture does not limit the amount of debt securities that may be issued. The Indenture provides for the issuance of debt securities from time to time in one or more series. The terms of each series of debt securities may be established in a supplemental indenture or in resolutions of NiSource Finance’s Board of Directors or a committee of the board.

      The debt securities:

•	are direct senior unsecured obligations of NiSource Finance;

•	are equal in right of payment to any other senior unsecured obligations of NiSource Finance; and

•	are guaranteed on a senior unsecured basis by NiSource.

      NiSource Finance is a special purpose financing subsidiary formed solely as a financing vehicle for NiSource and its subsidiaries. Therefore, the ability of NiSource Finance to pay its obligations under the debt securities is dependent upon the receipt by it of payments from NiSource. If NiSource were not to make such payments for any reason, the holders of the debt securities would have to rely on the enforcement of NiSource’s guarantee described below.

      If NiSource Finance uses this prospectus to offer debt securities, an accompanying prospectus supplement will describe the following terms of the debt securities being offered, to the extent applicable:

•	the title;

•	any limit on the aggregate principal amount;

•	the date or dates on which NiSource Finance will pay principal;

•	the right, if any, to extend the date or dates on which NiSource Finance will pay principal;

•	the interest rates or the method of determining them and the date interest begins to accrue;

•	the interest payment dates and the regular record dates for any interest payment dates;

•	the right, if any, to extend the interest payment periods and the duration of any extension;

•	the place or places where NiSource Finance will pay principal and interest;

•	the terms and conditions of any optional redemption, including the date after which, and the price or prices at which, NiSource Finance may redeem securities;

•	the terms and conditions of any optional purchase or repayment, including the date after which, and the price or prices at which, holders may require NiSource Finance to purchase, or a third party may require holders to sell, securities;

•	the terms and conditions of any mandatory or optional sinking fund redemption, including the date after which, and the price or prices at which, NiSource Finance may redeem securities;

•	whether bearer securities will be issued;

•	the denominations in which NiSource Finance will issue securities;

•	the currency or currencies in which NiSource Finance will pay principal and interest;

•	any index or indices used to determine the amount of payments;

•	the portion of principal payable on declaration of acceleration of maturity;

•	any additional events of default or covenants of NiSource Finance or NiSource applicable to the debt securities;

•	whether NiSource Finance will pay additional amounts in respect of taxes and similar charges on debt securities held by a United States alien and whether NiSource Finance may redeem those debt securities rather than pay additional amounts;

•	whether NiSource Finance will issue the debt securities in whole or in part in global form and, in such case, the depositary for such global securities and the circumstances under which beneficial owners of interests in the global security may exchange such interest for securities;

•	the date or dates after which holders may convert the securities into shares of NiSource common stock or preferred stock and the terms for that conversion; and

•	any other terms of the securities.

      The Indenture does not give holders of debt securities protection in the event of a highly leveraged transaction or other transaction involving NiSource Finance or NiSource. The Indenture also does not limit the ability of NiSource Finance or NiSource to incur indebtedness or to declare or pay dividends on its capital stock.

Guarantee of NiSource

      NiSource will fully and unconditionally guarantee to each holder of debt securities and to the indenture trustee and its successors all the obligations of NiSource Finance under the debt securities, including the due and punctual payment of the principal of, and premium, if any, and interest, if any, on the debt securities. The guarantee applies whether the payment is due at maturity, on an interest payment date or as a result of acceleration, redemption or otherwise. The guarantee includes payment of interest on the overdue principal of and interest, if any, on the debt securities (if lawful) and all other obligations of NiSource Finance under the Indenture. The guarantee will remain valid even if the Indenture is found to be invalid. NiSource is obligated under the guarantee to pay any guaranteed amount immediately after NiSource Finance’s failure to do so.

      NiSource is a holding company with no independent business operations or source of income of its own. It conducts substantially all of its operations through its subsidiaries and, as a result, NiSource depends on the earnings and cash flow of, and dividends or distributions from, its subsidiaries to provide the funds necessary to meet its debt and contractual obligations. A substantial portion of NiSource’s consolidated assets, earnings and cash flow is derived from the operation of its regulated utility subsidiaries, whose legal authority to pay dividends or make other distributions to NiSource is subject to regulation. Northern Indiana Public Service Company’s debt indenture also provides that Northern Indiana will not declare or pay any dividends on its common stock owned by NiSource except out of earned surplus or net profits. Furthermore, as long as any shares of Northern Indiana’s cumulative preferred stock are outstanding, Northern Indiana may not declare or pay cash dividends on its common shares in excess of 75% of its net income, provided that Northern Indiana may declare and pay cash dividends if the sum of (1) Northern Indiana’s capital applicable to stock junior to the cumulative preferred stock plus (2) the surplus, after giving effect to such dividends, is at least 25% of the sum of (a) all of Northern Indiana’s obligations under any outstanding bonds, notes, debentures or other securities plus (b) Northern Indiana’s total capital and surplus. Future dividends will depend upon adequate retained earnings, adequate future earnings and the absence of adverse developments. In addition, NiSource is registered as a holding company under the Public Utility Holding Company Act of 1935. As a result, the corporate and financial activities of NiSource and each of its subsidiaries (including their ability to pay dividends to NiSource) are subject to regulation by the SEC.

      NiSource’s holding company status also means that its right to participate in any distribution of the assets of any of its subsidiaries upon liquidation, reorganization or otherwise is subject to the prior claims of the creditors of each of the subsidiaries (except to the extent that the claims of NiSource itself as a creditor of a subsidiary may be recognized). Since this is true for NiSource, it is also true for the creditors of NiSource (including the holders of the debt securities).

Conversion Rights

      The terms, if any, on which a series of debt securities may be exchanged for or converted into shares of common stock or preferred stock of NiSource will be set forth in the applicable prospectus supplement.

Denomination, Registration and Transfer

      NiSource Finance may issue the debt securities as registered securities in certificated form or as global securities as described under the heading “Book-Entry Issuance.” Unless otherwise specified in the applicable prospectus supplement, NiSource Finance will issue registered debt securities in denominations of $1,000 or integral multiples of $1,000. (See Section 302.)

      If NiSource Finance issues the debt securities as registered securities, NiSource Finance will keep at one of its offices or agencies a register in which it will provide for the registration and transfer of the debt securities. NiSource Finance will appoint that office or agency the security registrar for the purpose of registering and transferring the debt securities.

      The holder of any registered debt security may exchange the debt security for registered debt securities of the same series having the same stated maturity date and original issue date, in any authorized denominations, in like tenor and in the same aggregate principal amount. The holder may exchange those debt securities by surrendering them in a place of payment maintained for this purpose at the office or agency NiSource Finance has appointed securities registrar. Holders may present the debt securities for exchange or registration of transfer, duly endorsed or accompanied by a duly executed written instrument of transfer satisfactory to NiSource Finance and the securities registrar. No service charge will apply to any exchange or registration of transfer, but NiSource Finance may require payment of any taxes and other governmental charges as described in the Indenture. (See Section 305.)

      If debt securities of any series are redeemed, NiSource Finance will not be required to issue, register transfer of or exchange any debt securities of that series during the 15 business day period immediately preceding the day the relevant notice of redemption is given. That notice will identify the serial numbers of the debt securities being redeemed. After notice is given, NiSource Finance will not be required to issue, register the transfer of or exchange any debt securities that have been selected to be either partially or fully redeemed, except the unredeemed portion of any debt security being partially redeemed. (See Section 305.)

Payment and Paying Agents

      Unless otherwise indicated in the applicable prospectus supplement, on each interest payment date, NiSource Finance will pay interest on each debt security to the person in whose name that debt security is registered as of the close of business on the record date relating to that interest payment date. If NiSource

Finance defaults in the payment of interest on any debt security, it may pay that defaulted interest to the registered owner of that debt security:

•	as of the close of business on a date that the indenture trustee selects, which may not be more than 15 days or less than 10 days before the date NiSource Finance proposes to pay the defaulted interest, or

•	in any other lawful manner that does not violate the requirements of any securities exchange on which that debt security is listed and that the indenture trustee believes is acceptable.

(See Section 307.)

      Unless otherwise indicated in the applicable prospectus supplement, NiSource Finance will pay the principal of and any premium or interest on the debt securities when they are presented at the office of the indenture trustee, as paying agent. NiSource Finance may change the place of payment on the debt securities, appoint one or more additional paying agents, and remove any paying agent.

Redemption

      The applicable prospectus supplement will contain the specific terms on which NiSource Finance may redeem a series of debt securities prior to its stated maturity. NiSource Finance will send a notice of redemption to holders at least 30 days but not more than 60 days prior to the redemption date. The notice will state:

•	the redemption date;

•	the redemption price;

•	if less than all of the debt securities of the series are being redeemed, the particular debt securities to be redeemed (and the principal amounts, in the case of a partial redemption);

•	that on the redemption date, the redemption price will become due and payable and any applicable interest will cease to accrue on and after that date;

•	the place or places of payment; and

•	whether the redemption is for a sinking fund.

(See Section 1104.)

      On or before any redemption date, NiSource Finance will deposit an amount of money with the indenture trustee or with a paying agent sufficient to pay the redemption price. (See Section 1105.)

      If NiSource Finance is redeeming less than all the debt securities, the indenture trustee will select the debt securities to be redeemed using a method it considers fair and appropriate. After the redemption date, holders of redeemed debt securities will have no rights with respect to the debt securities except the right to receive the redemption price and any unpaid interest to the redemption date. (See Section 1103.)

Consolidation, Merger, Conveyance, Transfer or Lease

      Neither NiSource Finance nor NiSource shall consolidate or merge with any other corporation or convey, transfer or lease substantially all of its assets or properties to any entity unless:

•	that corporation or entity is organized under the laws of the United States or any state thereof;

•	that corporation or entity assumes NiSource Finance’s or NiSource’s obligations, as applicable, under the Indenture;

•	after giving effect to the transaction, NiSource Finance and NiSource are not in default under the Indenture; and

•	NiSource Finance or NiSource, as applicable, delivers to the indenture trustee an officer’s certificate and an opinion of counsel to the effect that the transaction complies with the Indenture.

(See Section 801.)

      The Indenture does not give holders of the debt securities protection in the event of a highly leveraged transaction or other transaction involving NiSource Finance or NiSource. The Indenture also does not limit the ability of NiSource Finance to incur indebtedness or to declare or pay dividends on its capital stock.

Limitation on Liens

      As long as any debt securities remain outstanding, neither NiSource Finance, NiSource nor any subsidiary of NiSource other than a utility may issue, assume or guarantee any debt secured by any mortgage, security interest, pledge, lien or other encumbrance on any property owned by NiSource Finance, NiSource or that subsidiary, except intercompany indebtedness, without also securing the debt securities equally and ratably with (or prior to) the new debt, unless the total amount of all of the secured debt would not exceed 10% of the consolidated net tangible assets of NiSource and its subsidiaries (other than utilities).

      In addition, the lien limitations do not apply to NiSource Finance’s, NiSource’s and any subsidiary’s ability to do the following:

•	create mortgages on any property and on certain improvements and accessions on such property acquired, constructed or improved after the date of the Indenture;

•	assume existing mortgages on any property or indebtedness of an entity which is merged with or into, or consolidated with NiSource Finance, NiSource and any subsidiary;

•	assume existing mortgages on any property or indebtedness of an entity existing at the time it becomes a subsidiary;

•	create mortgages to secure debt of a subsidiary to NiSource or to another subsidiary;

•	create mortgages in favor of governmental entities to secure payment under a contract or statute or mortgages to secure the financing of constructing or improving property, including mortgages for pollution control or industrial revenue bonds;

•	create mortgages to secure debt of NiSource or its subsidiaries maturing within 12 months and created in the ordinary course of business;

•	create mortgages to secure the cost of exploration, drilling or development of natural gas, oil or other mineral property;

•	to continue mortgages existing on the date of the Indenture; and

•	create mortgages to extend, renew or replace indebtedness secured by any mortgage referred to above provided that the principal amount of indebtedness and the property securing the indebtedness shall not exceed the amount secured by the mortgage being extended, renewed or replaced.

(See Section 1008.)

Events of Default

      The Indenture provides, with respect to any outstanding series of debt securities, that any of the following events constitutes an “Event of Default”:

•	NiSource Finance defaults in the payment of any interest upon any debt security of that series that becomes due and payable and the default continues for 60 days;

•	NiSource Finance defaults in the payment of principal of or any premium on any debt security of that series when due at its maturity, on redemption, by declaration or otherwise and the default continues for three business days;

•	NiSource Finance defaults in the deposit of any sinking fund payment when due and the default continues for three business days;

•	NiSource Finance or NiSource defaults in the performance of or breaches any covenant or warranty in the Indenture for 90 days after written notice to NiSource Finance and NiSource from the indenture trustee or to NiSource Finance, NiSource and the indenture trustee from the holders of at least 33% of the outstanding debt securities of that series;

•	NiSource Finance or NiSource Capital Markets defaults under any bond, debenture, note or other evidence of indebtedness for money borrowed by NiSource Finance or NiSource Capital Markets, or NiSource Finance or NiSource Capital Markets defaults under any mortgage, indenture or instrument under which there may be issued, secured or evidenced indebtedness constituting a failure to pay in excess of $50,000,000 of the principal or interest when due and payable, and in the event such debt has become due as the result of an acceleration, such acceleration is not rescinded or annulled or such debt is not paid within 60 days after written notice to NiSource Finance and NiSource from the indenture trustee or to NiSource Finance, NiSource and the indenture trustee from the holders of at least 33% of the outstanding debt securities of that series;

•	the NiSource guarantee ceases to be in full force and effect in any material respect or is disaffirmed or denied (other than according to its terms), or is found to be unenforceable or invalid; or

•	certain events of bankruptcy, insolvency or reorganization of NiSource Finance, NiSource Capital Markets or NiSource.

(See Section 501.)

      If an Event of Default occurs with respect to debt securities of a particular series, the indenture trustee or the holders of 33% in principal amount of the outstanding debt securities of that series may declare the debt securities of that series due and payable immediately. (See Section 502.)

      The holders of a majority in principal amount of the outstanding debt securities of a particular series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee under the Indenture, or exercising any trust or power conferred on the indenture trustee with respect to the debt securities of that series. The indenture trustee may refuse to follow directions that are in conflict with law or the Indenture, that expose the indenture trustee to personal liability or that are unduly prejudicial to other holders. The indenture trustee may take any other action it deems proper that is not inconsistent with those directions. (See Section 512.)

      The holders of a majority in principal amount of the outstanding debt securities of any series may waive any past default under the Indenture and its consequences, except a default:

•	in respect of a payment of principal of, or premium, if any, or interest on any debt security; or

•	in respect of a covenant or provision that cannot be modified or amended without the consent of the holder of each affected debt security.

(See Section 513.)

      At any time after the holders of the debt securities of a series declare that the debt securities of that series are due and immediately payable, a majority in principal amount of the outstanding holders of debt securities of that series may rescind and cancel the declaration and its consequences: (1) before the indenture trustee has obtained a judgment or decree for money, (2) if all defaults (other than the non-payment of principal which have become due solely by the declaration) have been waived or cured, and (3) NiSource or NiSource Finance has paid or deposited with the indenture trustee an amount sufficient to pay:

•	all overdue interest on the debt securities of that series;

•	the principal of, and premium, if any, or interest on any debt securities of that series which are due other than by the declaration;

•	interest on overdue interest (if lawful); and

•	sums paid or advanced by and amounts due the indenture trustee under the Indenture.

(See Section 502.)

Modification of Indenture

      NiSource Finance, NiSource and the indenture trustee may modify or amend the Indenture, without the consent of the holders of any debt securities, for any of the following purposes:

•	to evidence the succession of another person as obligor under the Indenture;

•	to add to NiSource Finance’s or NiSource’s covenants or to surrender any right or power conferred on NiSource Finance or NiSource under the Indenture;

•	to add events of default;

•	to add or change any provisions of the Indenture to provide that bearer securities may be registrable as to principal, to change or eliminate any restrictions on the payment of principal or premium on registered securities or of principal or premium or any interest on bearer securities, to permit registered securities to be exchanged for bearer securities or to permit the issuance of securities in uncertificated form (so long as the modification or amendment does not materially adversely affect the interest of the holders of debt securities of any series);

•	to change or eliminate any provisions of the Indenture (so long as there are no outstanding debt securities entitled to the benefit of the provision);

•	to secure the debt securities;

•	to establish the form or terms of debt securities of any series;

•	to evidence or provide for the acceptance or appointment by a successor indenture trustee or facilitate the administration of the trusts under the Indenture by more than one indenture trustee;

•	to cure any ambiguity, defect or inconsistency in the Indenture (so long as the cure or modification does not materially adversely affect the interest of the holders of debt securities of any series);

•	to effect assumption by NiSource or one of its subsidiaries of NiSource Finance’s obligations under the Indenture; or

•	to conform the Indenture to any amendment of the Trust Indenture Act.

(See Section 901.)

      The Indenture provides that we and the indenture trustee may amend the Indenture or the debt securities with the consent of the holders of a majority in principal amount of the then outstanding debt securities of each series affected by the amendment voting as one class. However, without the consent of each holder of any outstanding debt securities affected, an amendment or modification may not, among other things:

•	change the stated maturity of the principal or interest on any debt security;

•	reduce the principal amount of, rate of interest on, or premium payable upon the redemption of, any debt security;

•	change the method of calculating the rate of interest on any debt security;

•	change any obligation of NiSource Finance to pay additional amounts in respect of any debt security;

•	reduce the principal amount of a discount security that would be payable upon acceleration of its maturity;

•	change the place or currency of payment of principal of, or any premium or interest on, any debt security;

•	impair a holder’s right to institute suit for the enforcement of any payment after the stated maturity or after any redemption date or repayment date;

•	reduce the percentage of holders of debt securities necessary to modify or amend the Indenture or to consent to any waiver under the Indenture;

•	change any obligation of NiSource Finance to maintain an office or agency in each place of payment or to maintain an office or agency outside the United States;

•	modify the obligations of NiSource under its guarantee in any way adverse to the interests of the holders of the debt securities; and

•	modify these requirements or reduce the percentage of holders of debt securities necessary to waive any past default of certain covenants.

(See Section 902.)

Satisfaction and Discharge

      Under the Indenture, NiSource Finance can terminate its obligations with respect to debt securities of any series not previously delivered to the indenture trustee for cancellation when those debt securities:

•	have become due and payable;

•	will become due and payable at their stated maturity within one year; or

•	are to be called for redemption within one year under arrangements satisfactory to the indenture trustee for giving notice of redemption.

      NiSource Finance may terminate its obligations with respect to the debt securities of that series by depositing with the indenture trustee, as trust funds in trust dedicated solely for that purpose, an amount sufficient to pay and discharge the entire indebtedness on the debt securities of that series. In that case, the Indenture will cease to be of further effect and NiSource Finance’s obligations will be satisfied and discharged with respect to that series (except as to NiSource Finance’s obligations to pay all other amounts due under the Indenture and to provide certain officers’ certificates and opinions of counsel to the indenture trustee). At the expense of NiSource Finance, the indenture trustee will execute proper instruments acknowledging the satisfaction and discharge. (See Section 401.)

Book-Entry Issuance

      Unless otherwise specified in the applicable prospectus supplement, NiSource Finance will issue any debt securities offered under this prospectus as “global securities.” We will describe the specific terms for issuing any debt security as a global security in the prospectus supplement relating to that debt security.

      Unless otherwise specified in the applicable prospectus supplement, The Depository Trust Company, or DTC, will act as the depositary for any global securities. NiSource Finance will issue global securities as fully registered securities registered in the name of DTC’s nominee, Cede & Co. NiSource Finance will issue one or more fully registered global securities for each issue of debt securities, each in the aggregate principal or stated amount of such issue, and will deposit the global securities with DTC.

      DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. DTC’s direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to DTC’s book-entry system is also available to others, such as securities brokers and dealers, banks and trust companies, that clear through or maintain a custodial relationship with a direct participant. The rules applicable to DTC and its participants are on file with the SEC.

      Purchases of securities under DTC’s system must be made by or through a direct participant, which will receive a credit for such securities on DTC’s records. The ownership interest of each actual purchaser of each security — the beneficial owner — is in turn recorded on the records of direct and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchases, but they should receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the participants through which they entered into the transactions. Transfers of ownership interest in the securities are accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their securities, except in the event that use of the book-entry system for the securities is discontinued.

      To facilitate subsequent transfers, all global securities that are deposited with, or on behalf of, DTC are registered in the name of DTC’s nominee, Cede & Co. The deposit of global securities with, or on behalf of, DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the securities; DTC’s records reflect only the identity of the direct participants to whose accounts such securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

      Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

      Neither DTC nor Cede & Co. will consent or vote with respect to the global securities. Under its usual procedures, DTC will mail an omnibus proxy to NiSource Finance as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the securities are credited on the applicable record date (identified in a listing attached to the omnibus proxy).

      Redemption proceeds, principal payments and any premium, interest or other payments on the global securities will be made to Cede & Co., as nominee of DTC. DTC’s practice is to credit direct participants’ accounts on the applicable payment date in accordance with their respective holdings shown on DTC’s records, unless DTC has reason to believe that it will not receive payment on that date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of the participant and not of DTC, NiSource Finance, NiSource or the indenture trustee, subject to any statutory or regulatory requirements in effect at the time. Payment of redemption payments, principal and any premium, interest or other payments to DTC is the responsibility of NiSource Finance and the applicable paying agent, disbursement of payments to direct participants will be the responsibility of DTC, and disbursement of payments to the beneficial owners will be the responsibility of direct and indirect participants.

      If applicable, redemption notices will be sent to Cede & Co. If less than all of the debt securities of like tenor and terms are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participant in such issue to be redeemed.

      A beneficial owner electing to have its interest in a global security repaid by NiSource Finance will give any required notice through its participant and will effect delivery of its interest by causing the direct participant to transfer the participant’s interest in the global securities on DTC’s records to the appropriate party. The requirement for physical delivery in connection with a demand for repayment will be deemed satisfied when the ownership rights in the global securities are transferred on DTC’s records.

      DTC may discontinue providing its services as securities depositary with respect to the global securities at any time by giving reasonable notice to NiSource Finance or the indenture trustee. Under such circumstances, in the event that a successor securities depositary is not obtained, certificates for the securities are required to be printed and delivered.

      NiSource Finance may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). In that event, certificates for the securities will be printed and delivered.

      We have provided the foregoing information with respect to DTC to the financial community for information purposes only. We do not intend the information to serve as a representation, warranty or contract modification of any kind. We have received the information in this section concerning DTC and DTC’s system from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

Governing Law

      The Indenture and the debt securities are governed by the internal laws of the State of New York.

Information Concerning the Indenture Trustee

      Prior to default, the indenture trustee will perform only those duties specifically set forth in the Indenture. After default, the indenture trustee will exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. The indenture trustee is under no obligation to exercise any of the powers vested in it by the Indenture at the request of any holder of debt securities unless the holder offers the indenture trustee reasonable indemnity against the costs, expenses and liability that the indenture trustee might incur in exercising those powers. The indenture trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if it reasonably believes that it may not receive repayment or adequate indemnity. (See Section 601.)

      The indenture trustee, The Chase Manhattan Bank, is also the indenture trustee for NiSource Capital Markets’ senior and subordinated debt indentures and the indenture governing the debenture portion of NiSource’s Stock Appreciation Income Linked Securities (“SAILS”). The Chase Manhattan Bank is the property trustee, and Chase Manhattan Bank Delaware is the Delaware trustee, for the preferred securities included in NiSource’s Premium Income Equity Securities (“PIESSM”). The Chase Manhattan Bank is the purchase contract agent and collateral agent for the NiSource PIES and SAILS. The Chase Manhattan Bank also lends to Columbia Energy Group and extends a letter of credit facility to NiSource Capital Markets. ChaseMellon Shareholder Services, L.L.C., an affiliate of The Chase Manhattan Bank, is the transfer agent and registrar for the common stock, the rights agent for NiSource’s preferred stock purchase rights and the exchange agent for the merger in connection with NiSource’s acquisition of Columbia.

PLAN OF DISTRIBUTION

      We may sell the securities to or through underwriters, through dealers or agents, directly to you or through a combination of these methods. The prospectus supplement with respect to any offering of securities will describe the specific terms of the securities being offered, including:

•	the name or names of any underwriters, dealers or agents;

•	the purchase price of the securities and the proceeds to NiSource or NiSource Finance from the sale;

•	any underwriting discounts and commissions or agency fees and other items constituting underwriters’ or agents’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchange on which the offered securities may be listed.

      Through Underwriters. If we use underwriters in the sale of the securities, the underwriters will acquire the offered securities for their own account. We will execute an underwriting agreement with an underwriter or underwriters once an agreement for sale of the securities is reached. The underwriters may resell the offered securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The underwriters may sell the offered securities directly or through underwriting syndicates represented by managing underwriters. Unless otherwise stated in the prospectus supplement relating to offered securities, the obligations of the underwriters to purchase those offered securities will be subject to certain conditions, and the underwriters will be obligated to purchase all of those offered securities if they purchase any of them.

      Through Dealers. If we use a dealer to sell the securities, we will sell the offered securities to the dealer as principal. The dealer may then resell those offered securities at varying prices determined at the time of resale. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

      Through Agents. If we use agents in the sale of securities, we may designate one or more agents to sell offered securities. Unless otherwise stated in a prospectus supplement, the agents will agree to use their best efforts to solicit purchases for the period of their appointment.

      Directly to Purchasers. We may sell the offered securities directly to one or more purchasers. In this case, no underwriters, dealers or agents would be involved. We will describe the terms of our direct sales in our prospectus supplement.

      General Information. A prospectus supplement will state the name of any underwriter, dealer or agent and the amount of any compensation, underwriting discounts or concessions paid, allowed or reallowed to them. A prospectus supplement will also state the proceeds to us from the sale of offered securities, any initial public offering price and other terms of the offering of those offered securities.

      Our agents, underwriters and dealers, or their affiliates, may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

      We may authorize agents, underwriters or dealers to solicit offers by certain institutions to purchase offered securities from us at the public offering price and on terms described in the related prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. If we use delayed delivery contracts, we will disclose that we are using them in our prospectus supplement and will tell you when we will demand payment and delivery of the securities. The delayed delivery contracts will be subject only to the conditions we set forth in our prospectus supplement.

      We may enter into agreements to indemnify agents, underwriters and dealers against certain civil liabilities, including liabilities under the Securities Act of 1933.

LEGAL OPINIONS

      Schiff Hardin & Waite, Chicago, Illinois, will pass upon the validity of the securities offered by this prospectus for us. The opinions with respect to the securities may be subject to assumptions regarding future action to be taken by us and the trustee, if applicable, in connection with the issuance and sale of the securities, the specific terms of the securities and other matters that may affect the validity of securities but that cannot be ascertained on the date of those opinions. Peter V. Fazio, Jr., a partner of the firm who also serves as general counsel of NiSource, holds approximately 11,400 shares of NiSource common stock.

EXPERTS

      The consolidated financial statements and schedules of NiSource Inc. (incorporated in Indiana) and the consolidated financial statements of Columbia Energy Group incorporated by reference herein have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

36,000,000 Shares

Common Stock

Prospectus Supplement
November 6, 2002

Banc of America Securities LLC	Credit Suisse First Boston

Dresdner Kleinwort Wasserstein	Salomon Smith Barney

TD Securities	Wachovia Securities